SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Aevi Genomic Medicine, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00835P105

(CUSIP Number)

Jeffrey Kahn

Executive Vice President and General Counsel

The Children’s Hospital of Philadelphia Foundation

3401 Civic Center Boulevard, Philadelphia, PA 19104

267-426-6148

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00835P105	13D	Page 1 of 5 Pages

1.	Name of Reporting Persons The Children’s Hospital of Philadelphia Foundation
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,697,233
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,697,233
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,697,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 30.08%
14.	Type of Reporting Person (see instructions) CO

CUSIP No. 00835P105	13D	Page 2 of 5 Pages

Item 1. Security and Issuer.

Common stock, par value $0.0001 per share (“Common Stock”); Aevi Genomic Medicine, Inc., a Delaware corporation with principal executive offices located at 435 Devon Park Drive, Suite 715, Wayne, PA 19087.

Item 2. Identity and Background.

(a)	The Children’s Hospital of Philadelphia Foundation (“CHOP”)

(b)	3401 Civic Center Boulevard, Philadelphia, PA 19104

(c)	The Foundation is a Pennsylvania nonprofit corporation

(d)	No

(e)	No

(f)	Not applicable

Item 3. Source and Amount of Funds or Other Consideration.

Purchase of 15,873,016 shares of Common Stock and a warrant to purchase an additional 2,824,217 shares of Common Stock exercisable at $2.84 per share (collectively, the “Securities”).

The Issuer issued 15,873,016 shares of Common Stock and a warrant to purchase an additional 2,824,217 shares of Common Stock exercisable at $2.84 per share to CHOP in a private placement on October 17, 2017 for an aggregate purchase price of $20.0 million in cash pursuant to a securities purchase agreement, dated August 9, 2017 (the “Purchase Agreement”), the form of which was filed by the Issuer on Exhibit 10.1 to its Current Report on Form 8-K on August 11, 2017 (the “Issuer Form 8-K”). The working capital of CHOP was the source of the funds for the purchase of its equity securities from the Issuer. No part of the purchase price of these equity securities was represented by funds or other consideration borrowed or otherwise obtained from third parties for the purpose of acquiring, holding, trading or voting these equity securities.

Item 4. Purpose of Transaction.

CHOP acquired the Securities for investment purposes. Other than as provided in the Purchase Agreement, CHOP has no present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer.  CHOP is obligated to purchase up to $5.0 million of Common Stock from the Issuer under certain circumstances set forth on Section 4.19 of the Purchase Agreement. Concurrent with the execution of the Purchase Agreement, CHOP entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain other investors providing for enumerated rights to have the Securities registered with the Securities and Exchange Commission, the form of which was filed by the Issuer on Exhibit 10.2 to the Issuer Form 8-K. Subject to a contractual lock-up agreement entered into by CHOP pursuant to Section 4.14 of the Purchase Agreement, CHOP also reserves the right to acquire, or dispose of (including, but not limited to, pursuant to the Registration Rights Agreement), additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.  CHOP may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by CHOP or others of shares of the Issuer’s Common Stock held by such stockholders. CHOP has nominated a director to the Issuer’s board of directors pursuant to Section 4.17 of the Purchase Agreement which nominee is expected to be appointed to the Issuer’s board of directors on or about December 4, 2017.

CHOP may seek information from management and the Issuer’s board of directors, and may engage in further discussions with management, the Issuer’s board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer. In addition, CHOP may seek information from management and the Issuer’s board of directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties in connection with the proposal of one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

CUSIP No. 00835P105	13D	Page 3 of 5 Pages

Except as set forth above, CHOP does not have any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	CHOP is the beneficial owner of 18,697,233 shares of Common Stock, consisting of 15,873,016 shares of Common Stock, and 2,824,217 shares of Common Stock issuable upon the exercise of a warrant held by CHOP. CHOP’s board of trustees, or a committee designated by the board of trustees, has voting and investment power of their Securities. No member of CHOP’s board of trustees or investment committee may act individually to vote or sell Securities held by CHOP; therefore, no individual board or committee member is deemed to beneficially own, within the meaning of Rule 13d-3, any Securities held by CHOP solely by virtue of the fact that he or she is a member of the board of trustees or the investment committee.

The address of CHOP is 3401 Street & Civic Center Boulevard, Philadelphia, PA 19104.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by CHOP is set forth on Line 13 of the cover sheet to this schedule.  Such percentage was calculated based on the 37,110,043 shares of Common Stock reported as outstanding on the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on September 8, 2017, together with the issuance of 26,176,126 additional shares of Common Stock sold by the Issuer on October 17, 2017 and then 2,824,217 shares of Common Stock issuable upon exercise of CHOP’s warrant.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of the cover sheet;

(ii)	shared power to vote or to direct the vote: See line 8 of the cover sheet;

CUSIP No. 00835P105	13D	Page 4 of 5 Pages

(iii)	sole power to dispose or to direct the disposition: See line 9 of the cover sheet; and

(iv)	shared power to dispose or to direct the disposition: See line 10 of the cover sheet.

(c)	Except as set forth in Item 2 above, CHOP has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by CHOP.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CHOP entered into a lock-up agreement with the Issuer pursuant to which it has agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of Common Stock for a period through and including the date that is the earliest of (i) June 30, 2018, (ii) two business days after the Issuer’s initial release of data from the

Phase 2 trial of AEVI-001 and (iii) the occurrence of a Material Adverse Change (as defined therein).

CHOP entered into the Stock Purchase Agreement pursuant to which, among other things, CHOP is obligated to purchase up to $5.0 million of Common Stock and CHOP has the right to nominate to the Issuer’s board of directors one director for election at the next annual or special meeting of the stockholders of the Issuer.

CHOP entered into the Registration Rights Agreement pursuant to which, among other things, the Issuer agreed to provide certain registration rights with respect to the Securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Item 7. Material to Be Filed as Exhibits.

Not applicable

CUSIP No. 00835P105	13D	Page 5 of 5 Pages

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2017
Date

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/s/ Thomas J. Todorow
Name: Thomas J. Todorow
Title: Chief Financial Officer